EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We consent to the incorporation by reference in the Registration Statements (File Nos. 333-31727 and 333-118731) on Form S-8 of Valero Energy Corporation of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Valero Energy Corporation Thrift Plan.
/s/ KPMG LLP
San Antonio, Texas
June 28, 2010